UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

CANADA	01-14830	98-0168992
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

600 de Maisonneuve Boulevard West, Montréal, Québec, Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Lindsay Matthews, 514-340-8790
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__✓__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Introduction

Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict Minerals Rule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (the “3TGs”) necessary to the production or functionality of products that they manufacture or contract to manufacture.

This disclosure describes (a) the Company’s reasonable country of origin inquiry (the “RCOI”) for the year ended December 31, 2015 (the “2015 Reporting Period”) conducted to determine whether 3TGs in products that the Company manufactures or contracts to manufacture originated in the Democratic Republic of Congo or adjoining countries (collectively the “CoveredCountries”), and (b) based on the results of the RCOI, the Company’s determination as to the origin of the 3TGs in products that the Company manufactures or contracts to manufacture.

Company Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the United States, and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Due to its position as a downstream manufacturer and distributor of finished products, Gildan does not directly source any minerals from mines, smelters or refiners. 3TGs included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several steps removed from the origin of the ores. Gildan however requires its suppliers to certify in writing that all raw materials or products supplied are free of conflict minerals.

Reasonable Country of Origin Inquiry

Gildan reviewed its entire range of products manufactured and sourced during the 2015 Reporting Period in order to identify all metallic components contained therein and necessary for the production or functionality of such products. Certain zippers (including pulls and stops), hooks, grommets, buckles, sliders and adjusters, all necessary for the functionality of their respective products (the “Metallic Components”) revealed small amounts (in all cases less than five thousand (5000) parts per million) of tin as well as trace amounts (in all cases less than fifty (50) parts per million) of tantalum, tungsten and gold. The tin found in the Metallic Components was intentionally added during production to render the applicable components more flexible or for the purpose of creating a decorative (plated) finish. The trace amounts of tantalum, tungsten and gold are presumed to be mere contaminants.

As a result, Gildan’s products subject to the Conflict Minerals Rule analysis and containing tin are: (a) knit tops with zippers, (b) caps that have metal top buttons, buckles and grommets, (c) towels that have hooks and grommets, and (d) bra straps with metal coated sliders and adjusters (the “Products”). Gildan manufactures the knit tops in its own vertically-integrated facilities but sources the caps, towels and bra straps from third party suppliers. Gildan does not require from its suppliers that any Metallic Component used in its products contains 3TGs.

The RCOI was conducted by sending questionnaires to the four (4) suppliers procuring the Metallic Components for the Products or contracted to manufacture some of the Products containing the Metallic Components (each a “Supplier” and collectively the “Suppliers”). These Suppliers account for less than 1% of Gildan’s total suppliers of materials used in products that the Company manufactured or that the Company contracted to manufacture in 2015.  Gildan requested that each Supplier complete the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template, which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

All four (4) Suppliers responded to the Company’s inquiry by completing the Conflict Minerals Reporting Template and provided the Company with written assurances that none of the Products sold to Gildan during the 2015 Reporting Period contain 3TGs that have originated from the Covered Countries. Three (3) of the Suppliers represented to conduct their own RCOI with their respective direct suppliers using the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template and two (2) of them provided documentary evidence of the Metallic Components’ and/or the tin’s supply chain. In addition, three (3) of the Suppliers represented to have in place a conflict minerals sourcing policy. Finally, all four (4) Suppliers identified all the smelters believed to be involved in the smelting of the tin. Such smelters are either listed as Conflict-Free Tin Smelters under the Conflict-Free Smelter Program list provided by the Conflict-Free Smelter Initiative, or located outside the Covered Countries.

The Company determined that it had no reason to believe that the four (4) Suppliers’ representations generated in the Conflict Minerals Reporting Template were false or inaccurate, and based on such representations determined in good faith that it had no reason to believe that the 3TG contained in the Metallic Components used in the Products may have originated from the Covered Countries.

Gildan has posted this disclosure Form SD to its website at http://www.genuinegildan.com/en/product/raw-material/

Item 1.02 Exhibit
Not applicable.

Section 2 – Exhibits
Not applicable.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

By:	/s/ Lindsay Matthews	Date: May 31, 2016
Name: Lindsay Matthews Title: Vice-President, General Counsel and Corporate Secretary